Olivia P. Adler
Attorney at Law
1614 33rd Street N.W.
Washington, D.C. 20007
Phone/Fax: (202) 337-9090
Email: oadler@comcast.net

March 10, 2015

Sheila Stout Division of Investment Management Disclosure and Review Office Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549

Re:	Capstone Church Capital Fund (File Nos. 333-153482; 811-21662) (“Registrant”)

Dear Ms. Stout:

This letter responds to your February 12, 2015 comments to me following your review of filings of Capstone Church Capital Fund pursuant to the Sarbanes-Oxley Act of 2002.

General

Comment 1:  Is Registrant currently in a liquidation phase?

Response:  Registrant in not currently in a liquidation phase.

Schedule of Investments

Comment 2:  If any of the securities held by Registrant are specifically “fair valued” by Registrant’s Board of Trustees (“Board”), as opposed to being valued pursuant to procedures approved by the Board, this should be disclosed in footnotes to the financial statements.  If no securities were so valued by the Board, so state.

Response:  No securities held by Registrant have been specifically “fair valued” by the Board.  All Registrant’s holdings are, and have been, valued in accordance with procedures approved by the Board.

Comment 3:  A large percentage of Registrant’s assets are in default.  Please clarify in footnotes whether particular instruments are fully defaulted or are paying only a portion of their interest.

Response:  To strike the right balance between being informative and confusing, and because of the unusual nature of Registrant’s securities, these securities have been categorized into four categories: (1) not in default; (2) in default and not paying any interest (see footnote (c) to the Schedule of Investments); (3) partially paying (see footnote (f) to the Schedule of Investments); or (4) in default and being addressed by the loan Trustee in one of the manners described in the footnote (see footnote (d) to the Schedule of Investments).  Registrant believes that these notes present readers with the necessary information in a clear and concise manner.

Comment 4:  With respect to securities referred to in footnote (f) to the Schedule of Investments (income-producing, but not paying in full), is the non-paid portion of interest treated as a receivable, written off, or treated in some other manner?

Response:  Securities referred to in footnote (f) are in default as of the date of the financial statements, but paid a portion of interest due during the year.  Interest paid during the year was recorded as income. Accrued (unpaid) interest is written off once management has determined the rate or timing of future payments is unpredictable.  Thus, Registrant does not set up an accrual for these securities; any interest collected is recorded as income only at the time of receipt.

Statement of Operations

Comment 5: Registrant received insurance proceeds that have been classified as “income”.  Explain why this is treated as income rather than as a “below the line” item.  Is it reimbursement of expenses?  If so, for what period, and why is it treated as income for this period?

Response:  Receipt of insurance proceeds is discussed in the second paragraph of note 9, “Other Matters”, to Registrant’s financial statements as of September 30, 2014.  Registrant’s understanding is that, for accounting purposes, insurance proceeds are not treated as a reimbursement or recovery of expenses or as a waiver of expenses.  An insurance claim recovery is a transaction that is treated separately from the items (in this case, legal fees) for which recovery was sought.

Comment 6:  How was the allocation of insurance proceeds determined?

Response:  The proceeds were allocated between Registrant and Capstone Asset Management Company (“CAMCO”) in proportion to the relative legal costs allocated to each.

Notes to Financial Statements

Comment 7:  Why are there no footnotes discussing the insurance proceeds” Are they reflected in income or total return?

Response:  The second paragraph of footnote 9, “Other Matters”, to the financial statements discusses the insurance proceeds.  The insurance proceeds are reflected in Registrant’s income and total return.

Comment 8:  In the table regarding “significant unobservable valuation inputs”, add an “average” figure to the “range” column.

Response:  In Registrant’s view, the ranges presented are not significant enough to require further disclosure.  Thus, Registrant believes that presenting an “average” would not be meaningful and would not enhance the readability and understanding of the report.  Registrant therefore believes that the current presentation satisfies the requirements of ASC 820.  The methodology used by Registrant in the analysis of each security is a qualitative approach.  The quantitative information presented reflects the input ranges used in the qualitative analysis.  Registrant believes that the work involved in developing a “meaningful” average would not, in fact, result in enhanced meaningfulness or understanding for the reader.

Comment 9:  The “Security Valuation” discussion in footnote (3) to the financial statements should indicate whether Registrant uses a pricing service, for which “levels” and how often.

Response:  Registrant currently holds only Level 1 and Level 3 securities.  Registrant uses a pricing service (a) only for its Level 3 securities that are performing and (b) only if there are no readily available market quotations for those securities and (c) only when such pricing service prices are believed to reflect fair value of the securities. The pricing service used by Registrant provides prices only for performing securities, but does not provide prices for all performing securities.  Registrant prices its Level 1 securities (money market fund shares) at their last determined net asset value.  Registrant prices its portfolio weekly and at the end of each month.  Registrant will clarify its “Security Valuation” discussion with respect to the use of pricing service prices, to the extent any of the foregoing is not already clear.

Registrant hereby acknowledges that:

a.	Registrant is responsible for the adequacy and the accuracy of the disclosure in its filings with the Securities and Exchange Commission (“SEC”);
b.
Comments of the staff of the SEC or changes to disclosure in response to SEC staff comments in filings reviewed by the staff do not foreclose the SEC from taking any action with respect to those filings; and

c.	Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Please let me know if you have questions or comments about these responses.

Sincerely,

/s/ Olivia P. Adler
Olivia P. Adler
Associate Counsel to
Capstone Church Capital Fund